Exhibit 99(a)

TRW Inc. and Subsidiaries
Computation of Ratio of Earnings
to Fixed Charges — Unaudited

(In millions except ratio data)

	Six Months	Years Ended December 31
	Ended
	June 30
	2002	2001	2000		1999		1998	1997

Earnings from continuing operations before income taxes and extraordinary items	$305.6	$61.6	$607.3	(A)	$692.1	(B)	$746.1	$239.7	(C)
Unconsolidated affiliates	1.2	98.4	1.2		(37.8)		1.0	(8.0)
Minority earnings	11.2	23.1	12.6		23.1		10.5	20.2
Fixed charges excluding capitalized interest	238.4	543.5	602.4		548.0		174.3	123.9

Earnings	$556.4	$726.6	$1,223.5		$1,225.4		$931.9	$375.8

Fixed charges:
Interest expense	$205.4	$477.4	$523.4		$475.6		$114.4	$75.4
Capitalized interest	1.9	5.1	5.0		4.7		4.7	4.5
Portion of rents representative of interest factor	33.0	66.1	79.0		72.3		59.9	48.5

Total fixed charges	$240.3	$548.6	$607.4		$552.6		$179.0	$128.4

Ratio of earnings to fixed charges	2.3x	1.3x	2.0x		2.2x		5.2x	2.9x

(A)	The 2000 earnings from continuing operations before income taxes and extraordinary items of $607.3 million, includes an $11.7 million earnings charge, $6.2 million after the effect of minority interest, for purchased in-process research and development. See “Acquisitions” note in the Notes to Financial Statements of the Company’s 2000 Annual Report to Shareholders.

(B)	The 1999 earnings from continuing operations before income taxes and extraordinary items of $692.1 million, includes a $66.6 million earnings charge for purchased in-process research and development. See “Acquisitions” note in the Notes to Financial Statements of the Company’s 1999 Annual Report to Shareholders.

(C)	The 1997 earnings from continuing operations before income taxes and extraordinary items of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See “Acquisitions” note in the Notes to Financial Statements of the Company’s 1997 Annual Report to Shareholders.